SUMMARY OF THE SPECIAL LINE OF CREDIT
FROM THE BANK OF ISRAEL                                              EXHIBIT 4.3




The conditions of the special line of credit that was granted to us by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to us in a letter from the Supervisor of Banks dated March 4, 2004.

These principal terms (as arises from combining all the aforementioned letters) are as follows:

o The repayment date will be no later than August 1, 2006. The Governor may, in his sole discretion, demand an earlier repayment of the special line of credit or terminate any further utilization of the line.

o The maximum amount of the special line of credit will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that we provided to the Bank of Israel.

o Subject to the terms of the special line of credit, we are allowed to use the special line of credit in order to fulfill our banking obligations and other related obligations that serve the purposes of reducing the special line of credit and realizing our credit portfolio, subject to our meeting the above forecast of the decline of the special line of credit.

o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the disposal of our assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

o The Bank will be required to pay a commission at the rate of 1% (charged monthly) on the difference between the maximum amount of the special line of credit and 105% of its utilized amount.

o The aggregate amount of outstanding loans to the public will not exceed the balance of such outstanding loans as of July 31, 2003 and must continue to decline. Any increase in the total amount of outstanding loans to the public will be deemed to be an unauthorized overdraw on the special line of credit and interest will be charged on such overdraw accordingly.

o Limitations were set on our volume of activity with respect to the receipt of deposits.

o The granting of the special credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of our assets, except for those assets to be agreed upon by us and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002).